EXHIBIT 12.1
Holly Energy Partners, L.P.
Computation of Ratio of Earnings
To Fixed Charges
(In thousands)

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings:
Net Income	$18,234	$39,271	$27,543	$26,816	$32,494	$581
Minority interest in consolidated subsidiary	834	1,067	680	740	1,994	758
Income from equity investee	—	—	—	—	—	(894)

	19,068	40,338	28,223	27,556	34,488	445
Add:
Total fixed charges (per below)	15,684	15,125	14,815	11,324	2,279	1,665

Total earnings	$34,752	$55,463	$43,038	$38,880	$36,767	$2,110

Fixed charges:
Interest expense	$14,202	$13,289	$13,056	$9,633	$697	$—
Estimate of interest within rental expense(1)	1,482	1,836	1,759	1,691	1,582	1,665

Total fixed charges	$15,684	$15,125	$14,815	$11,324	$2,279	$1,665

Ratio of earnings to fixed charges	2.22	3.67	2.91	3.43	16.13	1.27

(1)	Represents 30% of the total operating lease rental expense which is that portion deemed to be interest.